NATIONAL RETAIL PROPERTIES, INC. AND SUBSIDIARIES
EXHIBIT 12

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods as shown (dollars in thousands).

	2013	2012	2011	2010	2009

Pretax income from continuing operations before income from equity investees	$155,631	$117,333	$91,389	$71,249	$54,659

Add:
Fixed charges (excluding capitalized interest)	85,912	83,937	80,357	72,427	69,341
Distributed income from equity investees	—	8,239	593	578	607

Pretax earnings from operations, as adjusted	$241,543	$209,509	$172,339	$144,254	$124,607

Fixed Charges:
Interest on indebtedness	$79,175	$76,153	$70,022	$61,639	$60,094
Capitalized interest	1,369	1,540	1,213	617	1,243
Amortization of discount relating to indebtedness	3,188	4,975	6,191	6,360	6,006
Amortization of interest rate hedges	438	231	9	(165)	(159)
Amortization of deferred charges	3,111	2,578	4,135	4,593	3,400

Fixed charges	$87,281	$85,477	$81,570	$73,044	$70,584

Ratio of net earnings to fixed charges	2.77	2.45	2.11	1.97	1.77

Fixed charges	$87,281	$85,477	$81,570	$73,044	$70,584
Preferred stock dividends	27,923	17,428	6,785	6,785	6,785

Combined fixed charges and preferred stock dividends	$115,204	$102,905	$88,355	$79,829	$77,369

Ratio of earnings to combined fixed charges and preferred stock dividends	2.1	2.04	1.95	1.81	1.61